UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                        Patient Safety Technologies, Inc.
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.33 par value
                     --------------------------------------
                           (Title of Class Securities)

                                    35252P105
                     --------------------------------------
                                 (CUSIP Number)

                     Milton "Todd" Ault, III (310) 895-7778
                  Ault Glazer Bodnar Investment Management LLC
             1800 Century Park East, Suite 200, Los Angeles, CA 90067
       -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                  July 13, 2006
           -----------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1. Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Ault Glazer Bodnar Investment Management LLC

--------------------------------------------------------------------------------

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
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    3.  SEC Use Only
                     -----------------------------------------------------------
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    4. Source of Funds (See Instructions) OO
                                           -------------------------------------
--------------------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) |_|

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    6. Citizenship or Place of Organization Delaware
                                             -----------------------------------
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                 7. Sole Voting Power 0
                                       -----------------------------------------
                 ---------------------------------------------------------------
                 8.  Shared Voting Power   3,466,049
Number of Shares
Beneficially
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power    0
Person With:                                ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power 3,466,049-------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,466,049
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ||

    13. Percent of Class Represented by Amount in Row (11) Approximately 54.6% (based on approximately 6,351,454 shares outstanding as of August 15, 2006, as disclosed in Patient Safety Technologies Inc.'s ("PST") quarterly report to shareholders on Form 10Q, as filed with the Securities and Exchange Commission ("SEC") on August 21, 2006.
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IA/HC
--------------------------------------------------------------------------------

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                              Page 2 of 13 pages

 CUSIP No.  35252P105               SCHEDULE 13D
            ---------

     1. Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Milton C. Ault, III

 -------------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) |_|

         (b) |X|
 -------------------------------------------------------------------------------

     3.  SEC Use Only
                      ----------------------------------------------------------
 -------------------------------------------------------------------------------

     4. Source of Funds (See Instructions) OO and PF
                                            ------------------------------------
 -------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) |_|

 -------------------------------------------------------------------------------

     6. Citizenship or Place of Organization USA
                                              ----------------------------------
 -------------------------------------------------------------------------------

                  7. Sole Voting Power 0
                                        ----------------------------------------
                  --------------------------------------------------------------
                  8. Shared Voting Power 3,466,049 Number of
Shares Beneficially                             --------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power    0
Person With:                                ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power 3,466,049
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,466,049-----------------------------------------------------------------------
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

    13. Percent of Class Represented by Amount in Row (11) Approximately 54.6% (based on approximately 6,351,454 shares outstanding as of August 15, 2006, as disclosed in PST's quarterly report to shareholders on Form 10Q, as filed with the SEC on August 21, 2006.
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IN/HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                               Page 3 of 13 pages

 CUSIP No.  35252P105               SCHEDULE 13D
            ---------

     1. Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Louis Glazer, M.D.

 -------------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) |_|

         (b) |X|
 -------------------------------------------------------------------------------

     3.  SEC Use Only
                      ----------------------------------------------------------
 -------------------------------------------------------------------------------

     4. Source of Funds (See Instructions) OO and PF
                                            ------------------------------------
 -------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) |_|

 -------------------------------------------------------------------------------

     6. Citizenship or Place of Organization USA
                                              ----------------------------------
 -------------------------------------------------------------------------------

                  7. Sole Voting Power 0
                                        ----------------------------------------
 Number of        --------------------------------------------------------------
 Shares           8.  Shared Voting Power
 Beneficially
 Owned by Each                               3,466,049
Reporting                                ---------------------------------------
Person With:     ---------------------------------------------------------------
                 9. Sole Dispositive Power 0
                                            ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power 3,466,049
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,466,049
--------------------------------------------------------------------------
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ||

    13. Percent of Class Represented by Amount in Row (11) Approximately 54.6% (based on approximately 6,351,454 shares outstanding as of August 15, 2006, as disclosed in PST's quarterly report to shareholders on Form 10Q, as filed with the SEC on August 21, 2006.
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                               Page 4 of 13 pages

CUSI No.  35252P105               SCHEDULE 13D
          ---------

    1. Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Melanie Glazer

--------------------------------------------------------------------------------

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
--------------------------------------------------------------------------------

    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4. Source of Funds (See Instructions) OO and PF
                                           -------------------------------------
--------------------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

    6. Citizenship or Place of Organization USA
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7. Sole Voting Power 0
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power
Beneficially                                3,466,049
Owned by Each
Reporting                                ---------------------------------------
Person With:     ---------------------------------------------------------------
                 9. Sole Dispositive Power 0
                                            ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power 3,466,049
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,466,049-----------------------------------------------------------------------
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ||

    13. Percent of Class Represented by Amount in Row (11) Approximately 54.6% (based on approximately 6,351,454 shares outstanding as of August 15, 2006, as disclosed in PST's quarterly report to shareholders on Form 10Q, as filed with the SEC on August 21, 2006.
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                              Page 5 of 13 pages

Ault Glazer Bodnar Investment Management LLC, a Delaware limited liability company ("Adviser"), Milton C. Ault, III ("Ault"), Louis Glazer and Melanie Glazer (together, the "Glazers") pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), hereby file this amended
Schedule 13D (the "Statement") with the SEC amending Schedule 13D Amendment No. 10 filed on January 21, 2005 to reflect additional transaction history. Adviser, Ault, and the Glazers are collectively referred to herein as the "Reporting Persons".

Item 1. Security and Issuer

This Statement relates to the Common Stock, $0.33 par value (the "Common Stock"), issued by Patient Safety Technologies, Inc. ("PST"), a Delaware corporation, including shares of Common Stock issuable upon conversion of shares of PST's Series A Convertible Preferred Stock, $1.00 par value (the "Preferred Stock"). The principal executive offices of PST are located at 1800 Century Park East, Suite 200, Los Angeles, CA 90067. Common Stock, Preferred Stock, warrants or other rights to purchase PST securities are collectively referred to as "Securities."

Item 2. Identity and Background

The Reporting Persons are as follows:

Name: Ault Glazer Bodnar Investment Management LLC
Place of Organization: Delaware
Principal Business: Investment Adviser
Address: 1800 Century Park East, Suite 200, Los Angeles, CA 90067 Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Name: Milton C. Ault, III
Address: 1800 Century Park East, Suite 200, Los Angeles, CA 90067
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Name: Louis Glazer, M.D.
Address: 1800 Century Park East, Suite 200, Los Angeles, CA 90067
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Name: Melanie Glazer
Address: 1800 Century Park East, Suite 200, Los Angeles, CA 90067
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States


Pursuant to Rule 13d-3 of the 1934 Act, the Adviser may be deemed to beneficial own approximately 3,466,049 shares of PST Securities, held by certain individually managed accounts and private investment funds (the "Advisory Clients") over which Adviser holds discretionary voting and investment authority. Adviser disclaims beneficial ownership of all shares of PST Common Stock held on behalf of such Advisory Clients.

Ault is the Chief Investment Officer of the Adviser. Of the 3,466,049 PST Securities, Ault personally owns 481,525 shares of PST Securities. As a result, pursuant to Rule 13d-3 of the 1934 Act, Ault may be deemed to beneficially own the shares of PST Securities beneficially owned by the Adviser as a result of the executive positions he holds with such entity. Except for the 481,525 shares of PST Securities held my Mr. Ault personally, Mr. Ault disclaims beneficial ownership over all shares of PST Securities imputed to him by virtue of his respective position with the Adviser.


The Glazers are being included in this Statement as a result of their ownership percentage in the Adviser and their purchases of shares of Preferred Stock that are convertible into shares of Common Stock. As a result, the Glazers may be deemed to be members, together with Adviser and Ault, of a group that beneficially own all of the Securities that is the subject of this Statement.


Based upon Ault's position with the Adviser, and pursuant to Rule 13d-5(b) of the 1934 Act, each of the Adviser, Ault and Glazers may be deemed to be acting as a group for the purpose of acquiring, holding, voting or disposing of shares of PST Common Stock. As a result, each Reporting Person may individually be deemed to beneficially own the aggregate number of shares of PST Common Stock collectively held by all of the Reporting Persons. Each of Ault, the Adviser and the Glazers disclaim beneficial ownership of all shares of PST Securities imputed to them by virtue of their designation as members of a group under Rule 13d-5(b) of the 1934 Act.

Item 3. Source and amount of Funds or other Consideration

The aggregate amount of funds used by Adviser to purchase shares of PST Securities as indicated in the chart in Item 5 was approximately $950,000.00. Such amount was derived from the Advisory Clients.

Item 4. Purpose of Transaction

The Reporting Persons are filing this Schedule 13D to reflect the increase in the Reporting Persons' relative beneficial ownership of the Issuers' outstanding shares of Common Stock, resulting from such additional purchases, as required by Rule 13d-2(a) of the 1934 Act.

Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of PST from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of shares of Common Stock of PST from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Person or persons affiliated therewith may also enter into transactions directly with PST with respect to the acquisition or disposition of shares, or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to PST and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

As a result of the purchases of the Preferred Stock, the Reporting Persons own approximately 98.2% of the outstanding shares of Preferred Stock and are entitled, pursuant to the provisions of PST's certificate of incorporation, to elect 2 of the 5 members of PST's board of directors.

Item 5. Interest in Securities of the Issuer
(a) Pursuant to Rule 13d-5(b) of the 1934 Act, each Reporting Person may be deemed as an individual to beneficially own the aggregate number of shares held by the Reporting Persons as a group. As a result, each Reporting Person may be deemed to beneficially own, as of the date hereof, approximately 3,466,049 shares of PST Securities, representing approximately 54.6% of PST's total number of outstanding shares. The percentage of Securities owned, as reported in this Statement, was calculated based upon the total number of outstanding shares as of August 15, 2006 (6,351,454) as disclosed in PST's quarterly report to shareholders on Form 10Q, as filed with the SEC on August 21, 2006, which represents the most recent available public filing containing such information.


 (1) Adviser owned 3,466,049 shares (54.6%)

(2) Ault owned 3,466,049 shares (54.6%)

(3) Louis Glazer owned 3,466,049 shares (54.6%)

(4) Melanie Glazer owned 3,466,049 shares (54.6%)

 (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Securities are incorporated herein by reference.


(c) Below is a list of each transaction in shares of PST Common Stock that involved a Reporting Person during the previous sixty days.


------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Transaction  Amount Bought or  Transaction
                    Name                       Transaction Date      Company          Type          Sold            Price     Broker
------------------------------------------------------------------------------------------------------------------------------------
Ault Glazer Bodnar Investment Management, LLC       5/24/06       Patient Safety       Sell         26,100         3.0094      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       5/24/06       Patient Safety       Buy          24,800          3.03       JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       6/12/06       Patient Safety       Sell          5,000         2.8899      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       6/12/06       Patient Safety       Buy           5,000          2.939      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       6/16/06       Patient Safety       Sell          3,000         2.7895      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       6/30/06       Patient Safety       Sell           74           2.8877      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       7/5/06        Patient Safety       Sell          1,500         2.9299      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       7/6/06        Patient Safety       Sell          1,700         2.8193      JEFF
                                                                Technologies, Inc.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Transaction  Amount Bought or  Transaction
                    Name                       Transaction Date      Company          Type          Sold            Price     Broker
------------------------------------------------------------------------------------------------------------------------------------
Ault Glazer Bodnar Investment Management, LLC       7/6/06        Patient Safety       Buy           9,300         2.8414      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       7/7/06        Patient Safety       Buy           4,600         2.8071      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       7/10/06       Patient Safety       Sell          1,300         2.7845      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       7/10/06       Patient Safety       Buy           1,500         2.8427      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       7/11/06       Patient Safety       Buy           2,000         2.7915      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       7/13/06       Patient Safety       Buy          11,000         2.9727      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       7/24/06       Patient Safety       Sell           300          2.6017      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       8/3/06        Patient Safety       Buy            400          $2.2400     JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       8/3/06        Patient Safety       Buy           4,000         $2.2102     JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       8/3/06        Patient Safety       Sell           300           $2.34      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       8/7/06        Patient Safety       Buy           1,900          $2.15      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       8/8/06        Patient Safety       Buy           9,000         $1.9656     JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       8/10/06       Patient Safety       Buy           3,000         $1.7738     JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       8/11/06       Patient Safety       Buy           7,500         $1.9861     JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       8/16/06       Patient Safety       Sell           250          $1.950      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       8/17/06       Patient Safety       Sell           700          $1.910      JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       8/22/06       Patient Safety       Buy          15,300         $1.9906     JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       8/24/06       Patient Safety       Buy           3,000         $1.9867     JEFF
                                                                Technologies, Inc.
Ault Glazer Bodnar Investment Management, LLC       8/29/06       Patient Safety       Buy            500           $1.86      JEFF
                                                                Technologies, Inc.


 (d) Not Applicable.

 (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Client Accounts of Adviser

Except as otherwise set forth in this Statement, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of PST. On January 9, 2006, Ault resigned as the Chief Executive Office and Chairman of PST. PST and Ault entered into a Severance Agreement dated May 24, 2006, in which Ault received cash and stock compensation (a copy of such Severance Agreement is attached hereto as Exhibit A). As of July 11, 2006, Ault is the current CEO and a director of PST. On June 27, 2006, the board of directors (the "Board") of PST approved to pay the remainder of Ault's cash compensation under such Severance Agreement in shares of PST common stock as employment compensation (a copy of Ault's employment agreement is attached hereto as Exhibit B).

The Glazers are being included in this Statement as a result of their ownership percentage in certain of the Advisory Clients and their purchases of shares of Preferred Stock that are convertible into shares of Common Stock. As a result, the Glazers may be deemed to be members, together with Adviser and Ault, of a group that beneficially own all of the Securities that is the subject of this Statement.

In addition to its role as discretionary investment advisor for the Advisory Clients referenced in this Statement, Adviser acts as a passive investment advisor for certain additional client accounts of Advisor (the "Client Accounts") that beneficially own shares of PST Common Stock. Previously, the Reporting Persons reported shares of PST Common Stock held by these Client Accounts as being indirectly beneficially owned by one or more of the Reporting Persons. However, Adviser's agreement with these Client Accounts clearly specifies that Advisor has no authority to direct the buying, selling or voting of any of the shares of PST Common Stock held by such Client Accounts. As a result, the Reporting Persons specifically disclaim beneficial ownership of all shares of PST Common Stock held by the Client Accounts, other than shares attributable to the Glazers' individual ownership interests in such Client Accounts.

PST also has entered into certain loan agreements with private funds that are Advisory Clients of the Adviser. Pursuant to such agreements, the Advisory Clients have certain rights to convert the principal and interest due on such loans into stock of PST.

Item 7. Material to Be Filed as Exhibits


Exhibit A:  Joint Filing Agreement Pursuant to Rule 13d-1

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 30, 2006

Ault Glazer Bodnar Investment Management LLC


                              Ault Glazer Bodnar Investment
                                 Management LLC


                              /s/ Milton C. Ault III
                              ------------------------------------------------
                              Milton C. Ault, III, Manager



                               Milton C. Ault, III


                              /s/ Milton C. Ault III
                              ------------------------------------------------


                              Louis Glazer, M.D.


                              ------------------------------------------------
                              /s/ Louis Glazer, M.D.



                              Melanie Glazer


                              ------------------------------------------------
                              /s/ Melanie Glazer

                                    EXHIBIT A

                   Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: August 30, 2006
                              Ault Glazer Bodnar Investment
                                 Management LLC


                              /s/ Milton C. Ault III
                              ------------------------------------------------
                              Milton C. Ault, III, Manager



                               Milton C. Ault, III


                              /s/ Milton C. Ault III
                              ------------------------------------------------


                              Louis Glazer, M.D.


                              ------------------------------------------------
                              /s/ Louis Glazer, M.D.



                              Melanie Glazer


                              ------------------------------------------------
                              /s/ Melanie Glazer